Corporate Development Capital, LLC
Statement Of Financial Condition
As of December 31, 2015

CURRENT ASSETS		
Cash in Bank	$	2,871.47
Cash in Bank		3,106.11
Cash in FINRA CRD Account		15.75
Registrations Refund Receivable		890.00
Prepaid Fidelity Bond 2016		518.50
Total Current Assets		7,401.83
TOTAL ASSETS		7,401.83
CURRENT LIABILITIES		
LONG-TERM LIABILITIES		
MEMBERS' EQUITY		
Members' Equity		7,401.83
Total Members' Equity		7,401.83
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	7,401.83

See notes to financial statements.